EXHIBIT 3
Management’s Responsibility for Consolidated Financial Statements
The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of Management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by Management in conformity with Canadian generally accepted accounting principles. The consolidated Canadian financial statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.
The Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. These internal accounting controls provide reasonable assurance that financial records are reliable, form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.
The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting of independent directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without Management being present.
These consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and their independent professional opinion on the fairness of the financial statements is attached.

Neil McMillan	Rick Johnson
President &	Vice President Finance &
Chief Executive Officer	Chief Financial Officer
Saskatoon, Canada
March 20, 2007, except as to note 22
which is as of March 29, 2007
Management’s Report on Internal Control over Financial Reporting
Management of Claude Resources Inc. (“Claude”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Claude’s assets
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Claude’s receipts and expenditures are made only in accordance with authorizations of Management and Claude’s directors
(iii)	provide reasonable assurance regarding prevention of timely detection of unauthorized acquisition, use, or disposition of Claude’s assets that could have a material effect on Claude’s financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Claude’s internal control over financial reporting as at December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Tradeway Commission (COSO). Based on this assessment, Management concluded that, as at December 31, 2006, Claude’s internal control over financial reporting is effective. Also, Management determined that there were no material weaknesses in Claude’s internal control over financial reporting as at December 31, 2006.
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this annual report.

Neil McMillan	Rick Johnson
President &	Vice President Finance &
Chief Executive Officer	Chief Financial Officer
Saskatoon, Canada
March 20, 2007, except as to note 22
which is as of March 29, 2007

Auditors’ Report to the Shareholders of claude resources inc.
We have audited the consolidated balance sheets of Claude Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Saskatoon, Canada
March 20, 2007, except as to note 22
which is as of March 29, 2007

Consolidated Balance Sheets
DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2006	2005

Assets
Current assets:
Cash	$5,331	$1,448
Receivables	1,824	4,359
Inventories and stockpiled ore (Note 2)	6,288	5,953
Shrinkage stope platform costs (Note 3)	9,987	8,941
Prepaids	425	397

	23,855	21,098

Oil and gas properties (Note 4)	9,198	7,681
Mineral properties (Note 5)	52,984	42,471
Investments (Note 6)	1,428	549
Restricted promissory notes (Note 7)	55,982	20,982
Deposits for reclamation costs (Note 11)	2,270	2,097

	$145,717	$94,878

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (Note 8)	$—	$2,543
Payables and accrued liabilities	7,294	6,380
Demand loans (Note 8)	8,000	4,261
Other liabilities (Note 9)	911	1,010

	16,205	14,194

Obligations under capital lease (Note 10)	502	156
Royalty obligations (Note 7)	56,112	21,112
Deferred revenue (Note 7)	4,834	1,316
Asset retirement obligations (Note 11)	2,486	2,311

Shareholders’ equity:
Share capital (Note 12)	56,036	53,109
Contributed surplus (Note 12)	1,062	622
Retained earnings	8,480	2,058

	65,578	55,789

Commitments and contingency (Note 17 and Note 18)
Subsequent event (Note 22)
	$145,717	$94,878

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Josef Spross	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Consolidated Statements of Earnings (Loss)
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2006	2005	2004

Revenues:
Gold	$32,495	$23,121	$22,470
Oil and natural gas (net of royalties)	3,184	3,779	3,360

	35,679	26,900	25,830

Expenses:
Gold	21,296	18,296	15,904
Oil and gas	2,330	1,946	1,574
Depreciation, depletion and accretion:
Gold	9,968	9,704	6,023
Oil and gas	729	746	653

	34,323	30,692	24,154

	1,356	(3,792)	1,676

Other Expenses (Income):
General and administrative	2,651	2,133	2,235
Interest and other (Note 13)	229	20	(110)
Gain on sale of assets (Note 14)	(5,925)	(1,386)	—
Write-down of exploration properties	155	109	52
Stock compensation expense (Note 12)	523	157	97

	(2,367)	1,033	2,274

Earnings (loss) before income taxes	3,723	(4,825)	(598)
Income tax recovery (Note 15)	2,699	1,320	—

Net earnings (loss)	$6,422	$(3,505)	$(598)

Net earnings (loss) per share (Note 16)
Basic and diluted	$0.09	$(0.05)	$(0.01)

Weighted average number of common shares outstanding (000’s) (Note 16)

Basic	73,184	66,342	59,769

Diluted	74,113	66,342	59,769
See accompanying notes to consolidated financial statements.
Consolidated Statements of Retained Earnings
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2006	2005	2004

Retained earnings, beginning of year	$2,058	$5,563	$6,161
Net earnings (loss)	6,422	(3,505)	(598)

Retained earnings, end of year	$8,480	$2,058	$5,563

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2006	2005	2004

Cash provided from (used in):

Operations:

Net earnings (loss)	$6,422	$(3,505)	$(598)
Non-cash items:
Depreciation, depletion and accretion	10,697	10,450	6,676
Stock-based compensation	523	157	97
Write-down of exploration properties	155	109	52
Gain on sale of assets	(5,925)	(1,386)	—
Income tax recovery	(2,699)	(1,320)	—

Net changes in non-cash operating working capital:
Receivables	2,535	(1,852)	845
Inventories and stockpiled ore	(335)	(1,125)	(1,027)
Shrinkage stope platform costs	(1,046)	(1,038)	(1,225)
Prepaids	(28)	(33)	(105)
Payables and accrued liabilities	914	1,800	15

Cash from operations	11,213	2,257	4,730

Investing:

Mineral properties	(20,507)	(17,731)	(13,382)
Oil and gas properties	(2,204)	(2,287)	(1,964)
Restricted promissory notes	(35,000)	(14,000)	(6,982)
Investments	5,046	1,505	992
Increase in reclamation deposits	(173)	(36)	(111)

	(52,838)	(32,549)	(21,447)

Financing:

Issue of common shares, net of issue costs	5,547	10,598	5,155
Sale of production royalties:
Proceeds	35,000	14,000	7,113
Receivable	—	(840)	—
Deferred revenue	3,212	1,336	906
Bank indebtedness	(2,543)	1,155	1,388
Demand loan:
Proceeds	5,000	5,000	—
Repayments	(1,261)	(739)	—
Obligations under capital lease:
Proceeds	841	269	—
Repayment	(288)	(84)	(59)

	45,508	30,695	14,503

Increase (decrease) in cash	3,883	403	(2,214)
Cash, beginning of year	1,448	1,045	3,259

Cash, end of year	$5,331	$1,448	$1,045

Supplemental cash flow disclosure:

Interest paid	693	396	98
See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements
YEARS ENDED DECEMBER 31
TABULAR DOLLAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED
Operations:
SEABEE GOLD MINE
The Seabee gold mine, owned 100% by Claude Resources, is located 125 kilometres northeast of La Ronge, Saskatchewan. Mining of the ore reserves commenced in 1991.
OIL & GAS
The Company, through its wholly-owned subsidiary, 574095 Alberta Ltd., has an interest in the Nipisi Gilwood No. 1 oil field and the Edson Gas Unit No. 1 gas field and associated gas plant and gathering lines. Both areas are operated by others. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other Alberta locations. The Alberta properties are subject to an overriding royalty.
In the Gainsborough area of southeastern Saskatchewan, the Company owns a 75% working interest in six vertical producing oil wells, one water disposal well and a 33.75% working interest in four producing horizontal wells.
1. Significant Accounting Policies:
The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and, except as described in Note 21, conform in all material respects with accounting principles generally accepted in the United States. Generally accepted accounting principles require that Management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual amounts could differ from those estimates.
A summary of significant accounting policies is as follows:
CONSOLIDATION PRINCIPLES
The consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method.
CASH
Cash and cash equivalents include cash and short-term investments which, on acquisition, have a term to maturity of three months or less.
INVESTMENTS
Investments are carried at cost or at cost less amounts written-off to reflect an impairment in value that is other than a temporary decline.
DEPOSITS FOR RECLAMATION COSTS
Deposits for reclamation costs consist of investment certificates held as security for reclamation requirements and are carried at the lower of cost and net realizable value.
INVENTORIES AND STOCKPILED ORE
Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.
SHRINKAGE STOPE PLATFORM COSTS
The Company utilizes the shrinkage stope and long-hole mining methods to mine its ore body at the Seabee mine. Under this method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. This broken ore is reclassified to inventory once transported to surface.
MINERAL PROPERTIES
All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis. Development costs at Claude’s producing property include only expenditures incurred to develop reserves or for further delineation of existing reserves. Interest on debt associated with the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operating expenses as incurred.
Upon commencement of commercial production, the related historical accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations or through sale of reserves, or are related to property which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight-line basis.
The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.
When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the amount is reported as a gain.
ASSET IMPAIRMENT
The carrying value of mineral properties is reviewed regularly and, where necessary, is written down to the estimated net recoverable amount. Estimated future net cash flow, on an undiscounted basis, is calculated for the property using: estimated recoverable reserves, and converted resources (the cost of conversion is taken into account); estimated future metal price realization (considering historical and current prices, price trends and related factors); and estimated operating and capital cash flows. An impairment loss is recognized when the carrying value of an asset exceeds the sum of undiscounted future net cash flows. An impairment loss is measured at the amount by which the asset’s carrying amount exceeds its fair value. Estimated of future cash flows are subject to risks and uncertainties. It is possible that changes could occur that may affect the recoverability of the carrying value of mineral properties.
OIL & GAS OPERATIONS
The Company follows the full-cost method of accounting whereby all costs relating to the exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative expenses, costs of drilling both productive and non-productive wells including production equipment, the fair value of retirement obligations and the cost of constructing processing facilities. Also capitalized are identifiable carrying charges on undeveloped properties. Proceeds received from disposal of property interests are credited against accumulated costs except when the disposition results in a significant change in the depletion rate, in which case a gain or loss on disposal is recognized. Expenditures for maintenance and repairs are charged to operating expenses as incurred.
The carrying values of the Company’s oil and gas properties are compared annually to an estimate of undiscounted future net cash flow from the production of proved reserves, based on estimated future prices. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amount of the oil and gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment and charged to earnings.
The costs related to petroleum and natural gas properties are depleted on the unit of production method based on the estimated proved reserves as determined by independent consultants, before deduction of royalties and after conversion to units of common measure based on relative energy content.
The Company is engaged in oil and gas exploration and production in Canada and substantially all of these activities are conducted with others. The accounts reflect only the Company’s proportionate interest in such activities.

ASSET RETIREMENT OBLIGATIONS
The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Company’s credit adjusted risk-free interest rate and the corresponding amount is recognized by increasing the carrying amount of the related long-lived asset. The liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset.
REVENUE RECOGNITION
Revenue from gold sales are recognized when the rights and obligations of ownership pass to the buyer. Settlement adjustments arising from final determination of metal weights and assays are reflected in sales when determined. Revenue associated with the sale of oil, natural gas liquids and natural gas represents the Company’s share of the sale value of production. Revenue is recognized when the rights and obligations of ownership pass to the buyer.
FOREIGN CURRENCY TRANSLATION
Revenue and expense transactions denominated in foreign currencies are translated in Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated in Canadian dollars at the rate of exchange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings.
HEDGING TRANSACTIONS
Derivative financial instruments are used by the Company in the management of its foreign currency and commodity price exposures. The Company may enter into foreign exchange and gold derivative contracts to hedge anticipated sales denominated in US dollars. Derivative instruments that do not qualify as hedges or are not designated as hedges are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated balance sheets as either an asset or liability with changes in fair value recognized in net earnings.
For derivative instruments designated as hedges, the Company formally documents relationships between hedging instruments and hedged items, including linking all derivatives to specific assets and liabilities or to specific commitments or anticipated transactions. The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.
Gains and losses on foreign currency denominated derivative financial and commodity instruments that are used to hedge anticipated US dollar denominated gold sales are recognized as an adjustment of revenue in the same period as the hedged item.
Realized and unrealized gains or losses associated with derivative instruments, which have been terminated prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold or extinguished prior to the termination of the related derivative instrument, the hedge is no longer effective, or it is no longer probable that the anticipated transaction will occur substantially as and when identified at the inception of the hedging relationship, any realized or unrealized gain or loss on such derivative instrument is recognized in income.
INCOME TAXES
Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period which includes the enactment or substantive enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not. The valuation of future income taxes is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated recoverable amount.
FLOW-THROUGH SHARES
The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the tax cost of expenditures renounced to the subscribers, except to the extent that the Company has unrecorded tax benefits on loss carryforwards and tax pools in excess of book values available for deduction against which a valuation allowance has been provided. In these circumstances, the future tax liability reduces the valuation allowance and this reduction is recognized in earnings.
PER SHARE AMOUNTS
Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.
STOCK-BASED COMPENSATION PLANS
The Company has two stock-based compensation plans which are described in Note 12. The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes a compensation expense for all stock options awarded since January 1, 2002 based on the fair value of the options at the date of the grant, which is determined using an option pricing model. Prior to January 1, 2002, the date of implementation of the fair-value method of accounting for stock-based compensation, the Company recognized the fair value of stock-based compensation issued to non-employees. The fair value of the options is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Under the Employee Share Purchase Plan, compensation expense is recognized for the value of the Company’s contribution to the plan. Consideration received on the exercise of stock options and the employee share purchase plan is recorded as share capital and the related contributed surplus is transferred to share capital.
2. Inventories and Stockpiled Ore:

	2006	2005

Bullion in-circuit	$1,076	$1,293
Stockpiled ore	427	364
Materials and supplies	4,785	4,296

	$6,288	$5,953

3. Shrinkage Stope Platform Costs:

	2006	2005

Stope Platform Costs	$9,987	$8,941

Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity.
4. Oil & Gas Properties:
Details of the Company’s oil and gas property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2006		depletion and	2005
	Cost	write-down	Net	Cost	write-down	Net

Property acquisition and drilling costs	$14,511	$10,534	$3,977	$13,694	$10,282	$3,412
Gas plant and production equipment	11,459	6,238	5,221	9,789	5,520	4,269

	$25,970	$16,772	$9,198	$23,483	$15,802	$7,681

No impairment was recognized under the ceiling test at December 31, 2006. The future commodity prices used in the ceiling test were based on commodity price forecasts of the Company’s independent reserve engineers adjusted for differentials specific to the Company’s reserves. The natural gas price at AECO was estimated to be $7.72 per thousand cubic feet in 2007, $8.59 in 2008, $7.74 in 2009, $7.55 in 2010 and $7.72 in 2011. After 2011, only inflationary growth was considered. Natural gas liquids prices were tied to crude oil prices based on historical trends and analysis. The West Texas Intermediate crude oil price was forecast to be US $65.73 per barrel in 2007, US $68.82 in 2008, US $62.42 in 2009, US $58.37 in 2010 and US $55.20 in 2011. After 2011, only inflationary growth was considered.
The Alberta oil and gas properties are subject to an overriding royalty. This obligation will cease when approximately $147,500,000 has been paid or when the properties cease to produce.
Amounts of the cumulative overriding royalty are as follows:

December 31, 2006	$127,694,000
December 31, 2005	$123,464,000
5. Mineral Properties:
Details of the Company’s mineral related property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2006		depletion and	2005
	Cost	write-down	Net	Cost	write-down	Net

Property acquisition and mine development costs	$77,675	$57,805	$19,870	$69,050	$50,878	$18,172
Buildings, plant and equipment	72,985	59,715	13,270	68,752	56,805	11,947
Exploration properties	24,917	5,073	19,844	17,270	4,918	12,352

	$175,577	$122,593	$52,984	$155,072	$112,601	$42,471

Buildings, plant and equipment includes $4.5 million of costs related to the mill expansion at the Seabee mine in progress at December 31, 2006. Depreciation of this amount will commence in 2007 upon completion of the expansion.
There have been no interest costs capitalized to date. Amounts reflected for mineral properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.
Expenditures on exploration properties for the year ended December 31, 2006 were comprised largely of drilling and bulk sample costs on the Porky and Santoy properties. Similar expenditures were incurred for the year ended December 31, 2005.
6. Investments:

	2006	2005

Investments, at cost	$1,428	$549

At December 31, 2006, the quoted market value of the investments was $1,900,000 (2005 - $6,700,000).
7. Promissory Notes and Royalty Obligations:
a) In December 2006, the Company entered into a Royalty Agreement (“2006 Agreement”) with Red Mile Resources No. 8 Limited Partnership (“Red Mile No. 8”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee mine; this agreement lasts the shorter of 10 years or the life of the Seabee mine. The Company received cash of $39,200,000 which included royalty income of $35,000,000, indemnity fees of $436,000 and interest income of $3,764,000.

Under the terms of the 2006 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $40.82 to $115.00 per ounce over the term of the agreement. In addition, the Company granted Red Mile a Net Profits Interest (NPI) of 3.75%, 4.00% or 4.25% in years 2012 through 2016, payable only if each day’s price of gold in any of those calendar years is greater than CDN $975, $1,175 or $1,375 per ounce, respectively.
$35,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7%, payable annually, and matures on February 16, 2016. Interest earned from the restricted promissory note will be sufficient to fund the expected basic royalty payments during the first four years of the 2006 Agreement. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments over the remaining years of the 2006 Agreement.
Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 8, effectively terminating the 2006 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2006 Agreement.
On the balance sheet, the royalty received from Red Mile is included in “Royalty Obligation”. These amounts are treated as debt and attract interest which is included in interest expense. The indemnity fee and interest income received of $436,000 and $3,764,000, respectively was deferred and is included in “Deferred Revenue” on the balance sheet and is being recognized in income as earned over the life of the 2006 Agreement.
b) In December 2005, the Company entered into a Royalty Agreement (“2005 Agreement”) with Red Mile Resources No. 7 Limited Partnership (“Red Mile No. 7”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee mine; this agreement lasts the shorter of 10 years or the life of the Seabee mine. The Company received cash of $15,680,000 which included royalty income of $14,000,000, indemnity fees of $907,000 and prepaid interest of $773,000.
Under the terms of the 2005 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $3.00 to $65.00 per ounce over the term of the 2005 Agreement. In addition, the Company granted Red Mile No. 7 a Net Profits Interest (NPI) of 1.00%, 2.00% or 3.00% in years 2011 through 2015, payable only if each day’s price of gold in any of those calendar years is greater than CDN $875, $1,075 or $1,275 per ounce, respectively.
$14,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on February 15, 2015. Interest earned from the restricted promissory note will be sufficient to fund the expected basic royalty payments during the first four years of the 2005 Agreement. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments over the remaining years of the 2005 Agreement.
Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 7, effectively terminating the 2005 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2005 Agreement.
On the balance sheet, the royalty received from Red Mile No. 7 is included in “Royalty Obligation”. These amounts are treated as debt and attract interest which is included in interest expense. Of the indemnity fees received, $907,000 was deferred and as at December 31, 2006, $816,000 is still outstanding and is included in “Deferred Revenue”. The prepaid interest received, $773,000, was deferred and recorded as income in 2006.
c) In December 2004, the Company entered into a Royalty Agreement (“2004 Agreement”) with Red Mile Resources No. 3 Limited Partnership (“Red Mile No. 3”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee mine; this agreement lasts the shorter of 10 years or the life of the Seabee mine. The Company received cash of $8,018,000 which included royalty income of $7,112,000, indemnity fees of $625,000 and prepaid interest of $281,000.
Under the terms of the 2004 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $1.00 to $14.18 per ounce over the term of the 2004 Agreement. In addition, the Company granted Red Mile No. 3 a Net Profits Interest (NPI) of 2.50%, 3.00% or 4.00% in years 2010 through 2014, payable only if each day’s price of gold in any of those calendar years is greater than CDN $800, $900 or $1,200 per ounce, respectively.

$6,982,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on December 10, 2014. Interest earned from the restricted promissory note will be sufficient to fund the expected basic royalty payments during the first four years of the 2004 Agreement. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments over the remaining years of the 2004 Agreement.
Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 3, effectively terminating the 2004 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2004 Agreement.
On the balance sheet, the royalty received from Red Mile No. 3 is included in “Royalty Obligation”. These amounts are treated as debt and attract interest which is included in interest expense. Of the indemnity fees received, $625,000 was deferred and as at December 31, 2006, $500,000 is still outstanding and is included in “Deferred Revenue”. The prepaid interest received, $281,000, was deferred and recorded as income in 2005.
d) In accordance with AcG 15 — “Consolidation of Variable Interest Entities” and EIC 157 - “Implicit Variable Interests under AcG 15”, the Company has determined that these Red Mile Limited Partnerships are variable interest entities for which the Company holds variable interests. However, as the Company is not the primary beneficiary under these arrangements it is not required to consolidate these entities.
The following supplemental schedules present the effects of the 2006, 2005 and 2004 Red Mile agreements on the Restricted Promissory Note, Royalty Obligation, and Deferred Revenue balances presented on the Company’s balance sheet:
Restricted Promissory Note Schedule

	2006	2005	2004

Balance, beginning of year	$20,982	$6,982	$—
Additions	35,000	14,000	6,982

Balance, end of year	$55,982	$20,982	$6,982

Royalty Obligation Schedule

	2006	2005	2004

Balance, beginning of year	$21,112	$7,112	$—
Additions	35,000	14,000	7,112

Balance, end of year	$56,112	$21,112	$7,112

Schedules outlining prepaid interest, indemnification fees, loan agreement fees and the applicable amortization of such items

	2006	2005	2004

Balance, beginning of year	$2,243	$906	$—
Indemnification fees	436	907	625
Prepaid interest received	3,764	773	281
Indemnification fee income recognized	(215)	(62)	—
Recognition of prepaid interest	(773)	(281)	—

Balance, end of year	5,455	2,243	906
Less: current portion (Note 9)	621	927	343

	$4,834	$1,316	$563

Indemnification fees are amortized straight line over the expected term of the agreement.

8. Bank Indebtedness and Demand Loans:
The Company has a $3,500,000 operating line of credit which bears interest at prime plus 0.75%. These funds are available for general corporate purposes. At December 31, 2006, the Company had not drawn (2005 — $2.5 million) on the bank line.

	2006	2005

Line of credit, up to $3,500,000, interest at prime plus 0.75%	$—	$2,543
Demand loan, repayable in monthly payments of $96,514 including interest at 5.99%, due February 2010.	3,300	4,261
Demand loan, repayable in monthly payments of $83,333 including Interest at bank prime plus 1.5%, due December 2007	4,700	—

	$8,000	$6,804

The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.
9. Other Liabilities:

	2006	2005

Deferred revenue (Note 7)	$621	$927
Obligations under capital lease (Note 10)	290	83

	$911	$1,010

10. Obligations under Capital Lease:
Obligations under capital leases bear interest between 3.3% and 6.1%, are due from 2007 and 2011 and are secured by leased equipment. The estimated principal repayments on the leases are as follows: 2007 — $290,000, 2008 — $306,000, 2009 — $155,000, 2010 — $31,000, 2011 — $10,000.
11. Asset Retirement Obligations:
The Company’s asset retirement obligations consist of reclamation and closure costs for both mineral and oil & gas properties. The present value of obligations relating to mineral properties is currently estimated at $1,889,000 (2005 — $1,756,000) and was determined using a 7.5% discount rate and expected payment of future obligations of $4.3 million over the next 8 to 13 years. The present value of obligations relating to oil and gas properties is currently estimated at $597,000 (2005 — $555,000) and was determined using a 7.5% discount rate and expected payment of future obligations of $1.5 million over the next 6 to 19 years. An accretion expense component of $175,000 (2004 — $154,000) has been charged in 2006 to reflect an increase in the carrying amount of the asset retirement obligations. Changes to the asset retirement obligation during the year are as follows:

	2006	2005

Asset retirement obligation, beginning	$2,311	$2,046
Accretion expense	175	154
Revisions in estimated cash flows	—	111

Asset retirement obligation, ending	$2,486	$2,311

In relation to these obligations, and as required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen, Seabee and Tartan properties in the amounts of $658,000 (2005 — $658,000), $1,483,000 (2005 — $1,331,000) and $40,000 (2005 — $40,000), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2,181,000 (2005 — $2,029,000). The Company has also deposited $89,000 (2005 — $68,000) towards its reclamation obligations on certain of its Saskatchewan oil properties.

	2006	2005

Deposits for reclamation costs, beginning	$2,097	$2,061
Additions:
Mineral properties	150	16
Saskatchewan oil properties	23	20

Deposits for reclamation costs, ending	$2,270	$2,097

12. Shareholders’ Equity:
AUTHORIZED
The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.
The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.
The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.
The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.
ISSUED AND OUTSTANDING COMMON SHARES

		2006		2005		2004
	Number	Amount	Number	Amount	Number	Amount

Beginning of year	72,461,686	$53,109	61,691,707	$43,966	58,341,627	$38,850
ESPP (a)	108,327	125	104,607	136	61,597	120
Exercise of stock options (b)	230,000	251	95,000	107	—	—
Fair value of broker warrants	—	—	—	74	—	—
Exercise of warrants (c)	—	—	—	—	1,138,450	2,106
Flow-through shares (d)	—	—	—	—	1,000,000	1,500
Issue costs	—	—	—	—	—	(107)
Flow-through shares (e)	—	—	—	—	1,150,033	1,725
Issue costs	—	—	—	—	—	(228)
Private placement (f)	—	—	8,570,373	9,025	—	—
Issue costs	—	—	—	(878)	—	—
Exercise of warrants (f)	139,750	167	—	—	—	—
Flow-through shares (g)	—	—	1,999,999	2,100	—	—
Issue costs	—	—	—	(101)	—	—
Flow-through share (h)	3,333,028	5,500	—	—	—	—
Issue costs	—	(417)	—	—	—	—
Tax benefit (i)	—	(2,699)	—	(1,320)	—	—

End of year	76,272,791	$56,036	72,461,686	$53,109	61,691,707	$43,966

(a) EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)
The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to 5% of their basic annual salary and the Company shall contribute common shares in an amount equal to 50% of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2006, the Company issued 108,327 common shares (2005 – 104,607; 2004 – 61,597) for

$125,000 (2005 — $136,000; 2004 — $120,000) pursuant to this plan. The Company has reserved 1,750,000 common shares for issuance pursuant to this plan, of which 1,429,881 common shares have been issued.
(b) SHARE OPTION PLAN
The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of the prior days closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire 10 years from the date of the grant of the option.
For options outstanding at December 31, 2006 and 2005, weighted average exercise prices are as follows:

	2006	Average	2005	Average
	Options	Price	Options	Price

Beginning of year	2,755,000	$1.11	2,660,000	$1.15
Options granted	965,000	1.35	345,000	0.98
Options exercised	(230,000)	0.74	(95,000)	0.57
Options lapsed	(110,000)	2.13	(155,000)	1.74

End of year	3,380,000	$1.17	2,755,000	$1.11

For options outstanding at December 31, 2006, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Weighted Average	Weighted Average Per Share
Options Price	Number	Exercise Price	Remaining Life

$0.53-$0.96	981,000	$ 0.66	5.90 years
$1.05-$1.47	1,764,000	1.25	5.18 years
$1.59-$2.10	635,000	1.74	6.58 years

	3,380,000	$ 1.17	5.65 years

The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of a 6-year weighted average expected option life, no expected forfeiture rate, 59.88% to 60.82% volatility (2005 – 60.82% to 63.09%; 2004 – 63% to 67%) and interest rates ranging from 3.9% to 4.2% (2005 – 2.85% to 5.00%; 2004 – 3.92% to 4.07%). In 2006, the fair value and the compensation expense recorded in respect of stock options issued was $523,000 (2005 — $157,000; 2004 — $97,000).
(c) PRIVATE PLACEMENT
During 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit for gross proceeds of $3,750,000. Each whole purchase warrant entitled the holder, upon exercise at any time up to and including January 31, 2004 and upon payment of $1.85, to subscribe for one common share. In partial consideration of services provided to Claude in connection with the private placement, the Underwriters were issued 250,000 common share purchase warrants, each of which entitled the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. At December 31, 2006 there were no warrants outstanding.
(d) FLOW-THROUGH SHARES
During 2004, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company was required to expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005.
(e) FLOW-THROUGH SHARES
During 2004, the Company entered into a flow-through share agreement for the issue of 1,150,033 units, each unit consisting of one flow-through common share and one common purchase warrant, at a price of $1.50 per unit for gross proceeds of $1,725,000. Each warrant entitles the holder, upon exercise, to purchase one common share for a two-year period following the date of issue at a price of $2.00 up to and including December 31, 2005 and $3.00 up to and including December 31, 2006. The Company was required to expend $1,725,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005. At December 31, 2006 there were no warrants outstanding.
(f) FLOW-THROUGH SHARES
During 2005, the Company completed a private placement offering consisting of a total of 4,023,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share, for gross proceeds of $9,025,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder, upon exercise at any time up to and including June 23, 2007 and upon payment of $1.20, to subscribe for one common share. In partial consideration of services provided to the Company in connection with the offering, the Underwriters were issued broker options entitling them to purchase up to an aggregate of 201,155 broker units at any time up to and including June 23, 2007 at a price of $1.10 per broker unit. Each broker unit consists of one common share and one-half of a broker warrant. Each whole broker warrant will entitle the holder to subscribe for one common share for a period up to and including June 23, 2007 at an exercise price of $1.30. At December 31, 2006, there were 1,884,300 warrants and 201,155 broker units outstanding. With respect to the flow-through share portion of the private placement, the Company was required to expend $5,002,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2006.
(g) FLOW-THROUGH SHARES
During 2005, the Company entered into a flow-through share agreement for the issue of 1,999,999 common shares at a price of $1.05 per share for proceeds of $2,100,000. The Company is required to expend $2,100,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2006.
(h) FLOW-THROUGH SHARES
During 2006, the Company completed a non-brokered private placement offering that consisted of a total of 3,333,028 common shares, issued on a flow-through basis, at a price of Cdn $1.65 per share, for proceeds of Cdn $5,500,000. The Company is required to expend $5,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2007.
(i) TAX BENEFIT
The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the Company files the renouncement documents with Canada Customs and Revenue Agency. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers.
(j) CONTRIBUTED SURPLUS
Contributed surplus is increased when recognizing the compensation costs relating to stock options and decreased where those stock options are exercised or lapsed.

	2006	2005

Contributed surplus, beginning of year	$622	$330
Add: stock option expense	523	157
fair value of broker warrants	—	246
Less: stock options exercised	(83)	(37)
broker warrants exercised	—	(74)

Contributed surplus, end of year	$1,062	$622

13. Interest and Other:

	2006	2005	2004

Interest expense	$2,011	$534	$98
Interest and other income	(1,782)	(514)	(208)

Interest and other	$229	$20	$(110)

14. Gain on Sale of Assets:
During the year, the Company realized a $4.8 million gain on the sale of certain portfolio investments and a $1.1 million gain on the sale of an exploration property. In 2005, a $1.4 million gain was realized on the sale of certain portfolio investments.
15. Income Taxes:
The significant components of future income tax assets at December 31 are as follows:

	2006	2005

Future income tax assets:
Mineral properties(1)	$7,796	$26,732
Non-capital loss carryforwards	—	1,712
Asset retirement obligations	771	878
Share issue costs	316	573
Royalty obligation(1)	17,515	8,022
Deferred revenue	1,691	852

Future income tax assets before valuation allowance	28,089	38,769
Valuation allowance	(28,089)	(38,769)

Future income tax assets	$—	$—

(1)	Reflects impact of Royalty Agreements and utilization of mineral tax pools as disclosed in Note 7.
The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2006	2005	2004

Earnings (loss) before income taxes	$3,723	$(4,825)	$(598)
Combined federal and provincial tax rate	37%	40%	42%
Expected tax expense (recovery)	1,378	(1,930)	(251)
Increase (decrease) in taxes resulting from:
Crown royalties	256	715	696
Alberta Royalty Tax Credit	(125)	(200)	(155)
Resource allowance	(292)	(695)	(751)
Other permanent differences	(658)	(505)	770
Effect of change in effective tax rates	7,422	65	(37)
Valuation allowance	(10,680)	1,230	(272)

Income tax recovery	$(2,699)	$(1,320)	$—

16. Per Share Amounts:
The calculation of earnings (loss) per share have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2006 of 73,183,917 shares (2005 – 66,342,198 shares; 2004 – 59,768,983 shares).

	2006	2005	2004

Basic earnings (loss) per share:
Net earnings (loss) available to common shareholders	$6,422	$(3,505)	$(598)
Weighted average number of common shares outstanding	73,184	66,342	59,769

	$0.09	$(0.05)	$(0.01)

	2006	2005	2004

Diluted earnings (loss) per share:
Net earnings (loss) available to common shareholders	$6,422	$(3,505)	$(598)
Weighted average number of common shares outstanding	74,113	66,342	59,769

	$0.09	$(0.05)	$(0.01)

In 2006, the net effect of applying the treasury-stock method to the weighted average number of shares outstanding included the dilutive effect of 634,000 share options and 295,000 warrants. Excluded from the computation of diluted (loss) earnings per share were:
i) Options outstanding on 675,000 shares with an average exercise price greater than the average market price of the Company’s common shares.
ii) In 2005 and 2004, options and warrants were anti-dilutive.
17. Financial Instruments:
The Company’s financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest rates and other operating risks.
To manage risks associated with prices for gold, oil and gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments. Financial assets which are subject to credit risks include cash and receivables and commodity and currency instruments. The Company minimizes risks on its financial assets by holding instruments with credit worthy entities. Sales of commodities are to entities considered to be credit worthy.
The fair market value of the Company’s financial assets and liabilities approximate net book value.
At December 31, 2006, the Company had no outstanding forward gold or foreign exchange contracts.
18. Commitment and Contingency:
(a) COMMITMENT
To satisfy its commitments pursuant to the issuance of flow-through shares, the Company is required to expend $5.5 million of qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2007. At December 31, 2006, $4.7 million remains to be incurred.
(b) CONTINGENCY
Pursuant to a Notice of Contravention issued by Saskatchewan Labour, Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the Court of Queen’s Bench. In September, 2005, the Court of Queen’s Bench agreed with the Company’s position, allowing the appeal and setting aside the contravention. This Court’s decision was subsequently appealed by the plaintiffs and was subsequently dismissed by the Court of Appeal. This Court’s decision is currently under appeal by the plaintiffs to the Supreme Court of Canada. The amount of potential loss may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement, if any. Management is of the opinion these claims are without merit.
19. Segmented Information:
The Company has two reportable industry segments: (1) gold mining and exploration and (2) oil, natural gas liquids and natural gas production. The Company’s entire asset base is located in Canada. The Company’s producing gold mine, the Seabee mine, is located in northern Saskatchewan. Mineral exploration properties are located in Saskatchewan, Manitoba and Ontario. The Company’s oil and gas assets are located in Alberta and Saskatchewan. The accounting policies of the segments are the same as those described in Note 1.

2006	Gold	Oil & Gas	All Others	Total

Revenue	$32,495	$8,893	$—	$41,388
Crown royalties	—	(1,979)	—	(1,979)
Alberta royalty tax credit	—	500	—	500
Overriding royalties	—	(4,230)	—	(4,230)

Net Revenue	32,495	3,184	—	35,679
Operating expenses	21,296	2,330	—	23,626
Depreciation, depletion and accretion	9,968	729	—	10,697
Write-down of exploration properties	155	—	—	155
Non-segmented income	—	—	(5,221)	(5,221)

Net earnings	$1,076	$125	$5,221	$6,422

Assets	66,487	10,538	68,692	145,717
Capital expenditures for the year	20,507	2,204	—	22,711

2005	Gold	Oil & Gas	All Others	Total

Revenue	$23,121	$11,142	$—	$34,263
Crown royalties	—	(2,616)	—	(2,616)
Alberta royalty tax credit	—	500	—	500
Overriding royalties	—	(5,247)	—	(5,247)

Net Revenue	23,121	3,779	—	26,900
Operating expenses	18,296	1,946	—	20,242
Depreciation, depletion and accretion	9,704	746	—	10,450
Write-down of exploration properties	109	—	—	109
Non-segmented income	—	—	(396)	(396)

Net earnings (loss)	$(4,988)	$1,087	$396	$(3,505)

Assets	51,369	9,192	34,317	94,878
Capital expenditures for the year	17,731	2,287	—	20,018

2004	Gold	Oil & Gas	All Others	Total

Revenue	$22,470	$9,745	$—	$32,215
Crown royalties	—	(2,209)	—	(2,209)
Alberta royalty tax credit	—	442	—	442
Overriding royalties	—	(4,618)	—	(4,618)

Net Revenue	22,470	3,360	—	25,830
Operating expenses	15,904	1,574	—	17,478
Depreciation, depletion and accretion	6,023	653	—	6,676
Write-down of exploration properties	52	—	—	52
Non-segmented expense	—	—	2,222	2,222

Net earnings (loss)	$491	$1,133	$(2,222)	$(598)

Assets	41,089	7,444	17,413	65,946
Capital expenditures for the year	13,382	1,964	—	15,346

20. Comparative Figures:
Certain prior years’ balances have been reclassified to conform to the current year’s financial statement presentation.
21. Differences From United States Accounting Principles:
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company monitors differences between generally accepted accounting principles (“GAAP”) in Canada and the United States (“U.S.”), none of which have a material effect on the financial statements except as summarized below:

a) Balance Sheets

	2006	2005

Mineral Properties – under Canadian GAAP	$52,984	$42,471
Cumulative exploration expenditures expensed under U.S. GAAP (i)	(19,844)	(12,352)
Cumulative depreciation and depletion adjustment (ii)	1,607	1,502
Cumulative write-down adjustment (ii)	(1,825)	(1,825)

Mineral Properties – under U.S. GAAP	$32,922	$29,796

Investments – under Canadian GAAP	$1,428	$549
Unrealized gain on available-for-sale securities (iii)	463	6,138

Investments – under U.S. GAAP	$1,891	$6,687

Payables and accrued liabilities – under Canadian GAAP	$7,294	$6,380
Cumulative liability for flow-through shares (vii)	777	366

Payables and accrued liabilities- under U.S. GAAP	$8,071	$6,746

Shareholders’ equity
Share capital – under Canadian GAAP	$56,036	$53,109
Reduction of stated capital (v)	55,000	55,000
Adjustment for flow-through shares (vii)	4,019	1,320
Adjustment for flow-through share premiums (vii)	(2,698)	(1,664)

Share capital – under U.S. GAAP	112,357	107,765

Contributed Surplus
Contributed Surplus – Under Canadian GAAP	1,062	622
Cumulative stock compensation costs (iv)	(25)	(25)

Contributed Surplus – under U.S. GAAP	1,037	597

Retained earnings – under Canadian GAAP	8,480	2,058
Reduction of stated capital (v)	(55,000)	(55,000)
Cumulative exploration expenses (i)	(19,844)	(12,352)
Cumulative depreciation and depletion adjustment (ii)	1,607	1,502
Cumulative write-down adjustment (ii)	(1,825)	(1,825)
Cumulative stock compensation costs (iv)	25	25
Cumulative impact of flow-through shares (vii)	(4,019)	(1,320)
Cumulative renunciation of tax deductions on flow-through shares (vii)	1,921	1,298

Deficit – under U.S. GAAP	(68,655)	(65,614)

Accumulated other comprehensive income
Unrealized gain on available-for-sale securities (iii)	463	6,138

Shareholders’ equity — under U.S. GAAP	$45,202	$48,886

b) Statements of Earnings (Loss)

	2006	2005	2004

Net earnings (loss) – under Canadian GAAP	$6,422	$(3,505)	$(598)
Exploration expenditures (i)	(7,492)	(4,555)	(3,690)
Depreciation and depletion adjustment (ii)	105	138	125
Tax liability of flow-through shares (vii)	(2,699)	(1,320)	—
Renunciation of tax deductions on flow-through shares (vii)	623	628	253

Net earnings (loss) – under U.S. GAAP	(3,041)	(8,614)	(3,910)

Available-for-sale securities (iii)	(5,675)	2,924	1,453
Derivative instruments (vi)	—	(227)	12

Comprehensive earnings (loss) under U.S. GAAP	(8,716)	(5,917)	(2,445)

Net earnings (loss) per share under U.S. GAAP
Basic and diluted	$(0.04)	$(0.13)	$(0.07)

i) Mineral Property Exploration Expenditures
Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 1. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property and a final feasibility study determines the economic recoverability of these reserves, subsequent development costs of the property are capitalized.
ii) Write-down of Mineral Properties
Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. If the cash flows are less than the carrying value of the asset, under Canadian GAAP and U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is calculated as the present value of estimated future net cash flows. Under both Canadian and U.S. GAAP, impairment tests are calculated with cash flows determined using only proven and probable reserves. Previously, under Canadian GAAP, the impairment loss was calculated as the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted future cash flow basis. The resulting difference in the previous period write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.
iii) Available-for-Sale Securities
Under Canadian GAAP, investments are accounted for using the cost method. Under U.S. GAAP, investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income.
iv) Stock-Based Compensation
(a) Prior to January 1, 2002, Canadian GAAP did not require that transactions in which equity instruments were issued for consideration of services performed to be accounted for based on the fair value of the equity instruments issued. U.S. GAAP did require the measurement of stock options granted and $374,000 of stock-based compensation was expensed prior to 2002.
(b) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair-value based method of accounting for employee stock options, but also allows an entity to measure compensation costs related to stock-based compensation granted to employees using the intrinsic value method with pro-forma disclosure of the impact of using the fair-value method. The latter application was allowed by Canadian GAAP prior to January 1, 2004, after which the Company adopted the fair-value method of accounting for employee compensation plans for Canadian GAAP. Pursuant to the transitional rules, a company that adopted the section effective January 1, 2004 may retroactively restate prior periods to include expenses for awards that were included in the pro forma note disclosure for prior periods. For Canadian GAAP, the cumulative effect of the change in policy on the balance sheet at January 1, 2004 was to increase retained earnings by $399,000.
For U.S. GAAP, purposes the Company applied the modified prospective method of adopting FAS 123 as permitted by FAS 148 Accounting for Stock Based Compensation – Transition and Disclosure and Amendment FAS 123, as of January 1, 2004. Since the Company’s options vested in the year of option grant, there was no impact on 2004 earnings (loss) for options granted prior to

2004 and therefore the stock compensation expense for 2003 and 2002 recorded under Canadian GAAP is reversed for U.S. GAAP purposes. In 2004 this adjustment was reported as a cumulative effect change and the loss reported for 2004 has been restated to reverse the $399,000 cumulative effect change previously charged to earnings.
v) Reduction of Stated Capital
Under Canadian GAAP and by special resolutions of the shareholders, the Company reduced its stated capital account by $40,000,000 in 2001 and $15,000,000 in 1994. This reduction in stated capital is not permitted under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000,000 with a corresponding increase in the Company’s deficit balance.
vi) Accounting for Derivative Instruments and Hedging Activities
In accordance with Financial Accounting Standards Board (“FASB”) Statement 133, Accounting for Derivative Instruments and Hedging Activities, the Company is required to recognize all derivatives on the balance sheet at fair value. Prior to January 1, 2003, the derivatives had not been documented as hedges under U.S. GAAP and accordingly, gains and losses were recorded in earnings. U.S. GAAP requires that gains and losses on cash flow hedges be recorded as part of other comprehensive income. There were no amounts included in other comprehensive income for the years ended December 31, 2006 or December 31, 2005 relating to hedging of foreign currency risk and hedging of gold price risk.
For amounts included in other comprehensive income for the year ended December 31, 2004, a gain of $316,000 relates to hedging of foreign currency risk and a loss of $89,000 relates to the hedging of gold price risk. Of these amounts, a gain of $227,000 was recorded in earnings during 2005.
vii) Flow-through Share Premiums
Under U.S. GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance. A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided. In these circumstances, the future tax liability reduces the valuation allowance and this reduction in the amount of $2,699,000 (2005 — $1,320,000) has been recognized in earnings for Canadian GAAP purposes.
viii) New Accounting Pronouncements
In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. This statement is an amendment of FASB Statements No. 133 and No. 140 (Accounting for Derivative Instruments and Hedging Activities and Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, respectively) and is effective for the Company beginning January 1, 2007. The Company is reviewing the guidance within this statement to determine the potential impact on its consolidated financial statements, if any.
In April 2006, FSP FIN 4(R)-6, Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R), was issued by the FASB. This guidance addresses how reporting enterprises should analyze and consolidate variable interest entities. The guidance present in this release did not have a material impact on the Company’s consolidated financial statements under US GAAP.
In September 2006, the SEC issued Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements. SAB 108 requires the Company to quantify any misstatements identified in the current year financial statements that result from prior year financial statements using two approaches: the rollover and iron curtain approaches. The financial statements must be adjusted if either method results in a material error. This bulletin is effective for fiscal years ending after November 15, 2006 and did not have a material impact on the Company’s consolidated financial statements under US GAAP.
In September 2006, the FASB issued SFAS No. 157, Fair Value measurements. This guidance establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is reviewing the guidance within this statement to determine the potential impact on its consolidated financial statements, if any.
22. Subsequent Event:
On March 29, 2007, the Company entered into an agreement for the issue of 12,500,000 common shares for an issue price of $1.60, with gross proceeds of $20,000,000. In addition, there is an over-allotment option to purchase an additional 1,875,000 common shares for an issue price of $1.60, with gross proceeds of $3,000,000. This transaction, subject to regulatory approval, is expected to be completed on or about April 24, 2007.

Josef Spross
Chairman
Neil McMillan
President & Chief Executive Officer
Rick Johnson, CA
Vice President Finance & Chief Financial Officer
Brian Groves
Vice President Corporate Development
Judy Stoeterau
Vice President Exploration
Philip Ng
Vice President Operations
Jon MacNeill
Director
Ronald J. Hicks, CA
Director
Ted Nieman
Director
Bob Kowalishin
Director
Claude Resources Inc.
(CRJ — TSX)
(CGR — AMEX)
200, 224 — 4th Avenue S., Saskatoon,
Saskatchewan, Canada
S7K 5M5
306.668.7505
306.668.7500 Fax
Incorporation
Canada Business
Corporations Act
Capitalization
and Listings
76,272,791
common shares
outstanding
Exempt issuer under

SEC Regulation
12g3-2(b)
Transfer Agent
Valiant Trust Company
Calgary, Canada
Auditors
KPMG LLP
Saskatoon, Canada
Solicitors
MacPherson Leslie & Tyerman
Saskatoon, Canada
Bank
Canadian Western Bank
Saskatoon, Canada
The Annual General Meeting of the shareholders of Claude Resources Inc. will be held in Saskatoon at the Sheraton Cavalier Hotel at the Top of the Inn at 10:00 a.m. on Tuesday, May 8, 2007.
Shareholders are encouraged to attend. Those unable to attend should complete the form of proxy included with the Shareholder Information Circular and forward it to Valiant Trust Company at the address specified on the form of proxy for receipt no later than 24 hours before the meeting.
AMEX Corporate
The Company’s common shares are listed on the American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to AMEX standards is contained on the Company’s website:
www.clauderesources.com
CLAUDE RESOURCES INC. 2006 ANNUAL REPORT
Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan, Canada S7K 5M5
P 306.668.7505 F 306.668.7500
www.clauderesources.com
clauderesources@clauderesources.com